TASEKO MINES LIMITED
Suite 300 – 905 West Pender Street
Vancouver, British Columbia V6C 1L6

INFORMATION CIRCULAR
as at May 4, 2010

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on June 16, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of provisions in National Instrument 54-101 permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These security holder materials are sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares."

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE Amex (“Amex”). The board of directors (the “Board”) of the Company has fixed May 4, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 186,330,853 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 4, 2010.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal period ended December 31, 2009, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 300 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except in the case of a special resolution which requires a two-thirds (2/3) majority of affirmative votes cast at the Meeting. Approval of continuation of the Shareholder Rights Plan Agreement, as amended and restated, must be done by ordinary resolution. Approval of the alteration of the Company’s Articles must be done by special resolution. Election of the directors and appointment of the auditor are both done by a simple majority vote. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of director nominees for election, or auditor nominees for appointment, is equal to the number of vacancies to be filled, all director nominees will be declared elected, and the auditor nominee will be declared appointed, by acclamation.

ELECTION OF DIRECTORS

David Copeland has elected not to stand for re-election and, as a consequence, the size of the Board has been reduced from ten to nine. Accordingly, at the Meeting shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected at nine (9).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted “withhold,” the nominee will submit his or her resignation promptly after the Meeting for consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of May 4, 2010.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
William P. Armstrong Director British Columbia, Canada	Since May 2006	67,500 Common Shares
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	63,000 Common Shares
Scott D. Cousens Director British Columbia, Canada	Since October 1992	632,766 Common Shares
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	450,600 Common Shares
David Elliott Director British Columbia, Canada	Since July 2004	60,000 Common Shares
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	1,207,992 Common Shares
Wayne Kirk Director Washington, USA	Since July 2004	65,000 Common Shares

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,183,443 Common Shares
Richard A. Mundie Director British Columbia, Canada	Since December 2009	Nil

No director or officer of the Company is as of the date hereof, or has been within the 10 years before May 4, 2010, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	May 2006	Present
Compania Minera El Brocal	Director	January 2001	February 2007
Hansa Resources Ltd.	Director	August 2008	April 2010

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Mining Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	President and Director	June 1986	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Mr. Cousens has completed substantial financings and has established strong ties with North American, European and Asian investors. Mr. Cousens is also a director of and is employed by Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies including the Company, and focuses on directing corporate development and financing activities.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration – Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is also a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	June 2009
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

RUSSELL E. HALLBAUER, P.Eng. – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	President, CEO and Director	July 2005	Present
Heatherdale Resources Ltd.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired Attorney and Consultant. With over 40 years of professional experience Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

RICHARD A. MUNDIE, CA – Director

Richard Mundie was born in Vancouver and graduated from the University of British Columbia in 1963 with a Bachelor of Commerce degree. He obtained his Chartered Accountancy designation in 1966. He has held a number of senior leadership positions in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for TeckCominco. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government. Prior to this appointment, Mr Mundie held the position of Vice President – Commercial for a period of ten years with TeckCominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan. Among his accomplishments, he successfully renegotiated North East British Columbia’s coal marketing agreements, including transportation and port agreements as well as annual commercial contracts. Richard Mundie joined Teck Corporation in 1995 as Assistant to the President where his main responsibilities were corporate development. Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. His role also involved feasibility studies and international business relationships. This role included international experience in Japan and Korea for copper and zinc; a seat on the Board of Directors of Cominco Binani Zinc in India; acquisition of nickel ore in New Caledonia, including negotiations with the French Territorial Government for export permits, marketing of copper concentrates in the early stages of Highland Valley Copper and the large Antamina Mine in Peru. He was responsible for the divestiture of the Mitsubishi/Cominco Lead Smelter in Japan, and Cominco Binani Zinc refinery in India, the acquisition and divestiture of Carmaquilla Zinc Smelter in Peru, and the divestiture of Cominco Engineering. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PriceWaterhouseCoopers.

Mr. Mundie is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	December 2009	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by and a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

     CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on December 7, 2009. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in or other relationship with the corporation. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board proposes nine nominees for the office of director of whom five can be considered as “independent” directors. The “independent” nominees are T. Barry Coughlan, David Elliott, Wayne Kirk, Richard A. Mundie, and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (former Chairman and Co-Chairman of the Board and provides geological consulting services), Russell Hallbauer (President and Chief Executive Officer), and Ronald Thiessen (Chairman of the Board and provides management services).

All directors, other than Mr. Armstrong and Mr. Mundie, serve together on boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). As described in the Company’s Annual Information Form filed on SEDAR on March 31, 2010, HDSI is a private company which until recently was owned by several public resource companies, one of which was Taseko. HDSI employs some members of the executive management of the Company (including Messrs. Cousens, Dickinson and Thiessen) and HDSI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. This Committee consists of Wayne Kirk (Chairman), T. Barry Coughlan and Richard Mundie, all of whom are independent (see above), and it was this committee that considered and recommended re-election of the current Board. The Board monitors the activities of senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies suggest that (i) committees of the board of directors of a listed company generally be composed of at least a majority of independent directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the corporation’s approach to governance issues, (iii) the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee must be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Environmental Health and Safety Committee, an Investment Committee, and an Executive Committee. For information concerning the Audit Committee please see pages 50 and 51, and Appendix A, of the Company’s Annual Information Form filed on SEDAR March 31, 2010.

Compensation Committee

The Board has established a Compensation Committee consisting of T. Barry Coughlan (Chairman), William P. Armstrong, and Richard A. Mundie. The Compensation Committee recommends compensation for directors and senior management and administers the Company’s stock option plan. See further disclosure under the heading “Statement of Executive Compensation” below. The Compensation Committee charter, which was most recently amended on December 7, 2009, is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

Functions of the Compensation Committee are: to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the stock option plan.

The Compensation Committee periodically considers the grant of stock options. Options are granted to the Chief Executive Officer, other members of management, other employees and certain consultants, and directors taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of Wayne Kirk (Chairman), T. Barry Coughlan and Richard A. Mundie. The Nominating and Governance Committee charter was most recently amended on December 7, 2009 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The Nominating and Governance Committee is given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company also has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by or under supervision of the Nominating and Governance Committee, and those evaluations and assessments are then provided to the Board.

Investment Committee

The Board has established an Investment Committee consisting of Russell Hallbauer (Chairman), William P. Armstrong, Ronald W. Thiessen, and Wayne Kirk. The Investment Committee charter is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The function of the Investment Committee is to review certain investment and/or financial transactions brought forth by management and make recommendations to the Board.

Executive Committee

The Board has established an Executive Committee consisting of Russell Hallbauer (Chairman), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen. The Executive Committee charter is included in the Manual and is available for viewing at the Company’s website www.tasekomines.com. The Executive Committee reviews and authorizes certain capital expenditures, and exercises certain of the Board’s powers in circumstances where the full Board cannot be convened on a timely basis.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chairman), Wayne Kirk and Richard A. Mundie. The Environmental, Health and Safety Committee charter is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for its board members and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board remains with the full Board.

The Board generally requires that all material transactions (those in excess of $1,500,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $1,500,000 must also receive approval of the plenary Board. The Company’s Manual includes provisions that deal with these and other related items.

Governance Policies For Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the Nominating and Governance Committee has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole. This function is carried out annually by or under supervision of the Nominating and Governance Committee.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the twelve month fiscal period ended December 31, 2009.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee	Investment Committee	Executive Committee
William P. Armstrong(1)	5 of 5	5 of 5	N/A	3 of 3	0 of 0	2 of 2	0 of 0
David J. Copeland (7)	4 of 5	N/A	N/A	N/A	N/A	N/A	N/A
T. Barry Coughlan (2)	5 of 5	N/A	2 of 2	3 of 3	N/A	N/A	0 of 0
Scott D. Cousens	5 of 5	N/A	N/A	N/A	N/A	N/A	N/A
Robert A. Dickinson	5 of 5	N/A	N/A	N/A	N/A	N/A	N/A
David Elliott (3)	5 of 5	5 of 5	N/A	3 of 3	N/A	N/A	N/A
Russell E. Hallbauer(4)	5 of 5	N/A	2 of 2	N/A	N/A	2 of 2	0 of 0
Wayne Kirk (5)	5 of 5	5 of 5	2 of 2	N/A	0 of 0	2 of 2	N/A
Richard A. Mundie (6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ronald W. Thiessen	5 of 5	N/A	N/A	N/A	N/A	2 of 2	0 of 0

Notes:

(1) Environmental, Health and Safety Committee Chairman. Member of Audit Committee during fiscal 2009.
(2) Compensation Committee Chairman
(3) Audit Committee Chairman. Member of Compensation Committee during fiscal 2009.
(4) Investment Committee and Executive Committee Chairman
(5) Nominating and Governance Committee Chairman
(6) Mr. Mundie was appointed to the Board on December 2009 and did not attend any meetings during fiscal 2009 since there were no meetings held from his date of appointment until December 31, 2009.
(7) Mr. Copeland is not standing for re-election as a director.

Other Directorships

See “Biographies” under the section entitled "Election of Directors" above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted an ethics policy which is included in the Manual and is available on the Company’s website. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommends the nine continuing directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);
(b)	the Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2009.

Compensation Discussion and Analysis

Compensation Committee

The Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)	to annually review and recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	to recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

to periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	to provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	to administer the Company's stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(j)	to recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of T. Barry Coughlan (Chairperson), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. David Elliott was a member of the Committee until February 4, 2010 when he was replaced by Mr. Mundie. During the year, the committee met three times and all Committee members attended each of these meetings.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology the Company uses to set salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the Company’s senior management is designed to ensure the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the annual PriceWaterhouseCoopers survey of mining industry compensation. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

Compensation of the Chief Executive Officer and senior managers is approved annually by the Board of Directors.

Bonus Compensation

The executive officers of the Company have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses as recommended by the Compensation Committee. Bonuses are awarded at the discretion of Board. The purpose of the discretionary portion of the bonus is to motivate executives’ overall performance and their performance relating to matters that may not be addressed in the performance goals that each executive sets. The Board believes that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside the Company’s control may occur after the Company has established the executives’ performance goals for the year that require its executives to focus their attention on different or other strategic objectives.

For 2009, the Board approved a bonus of $225,000 for Mr. Hallbauer, $112,000 for Mr. McManus, $40,000 for Mr. Jones, $44,000 for Mr. Battison and $120,000 for Mr. Mitchell, for meeting various objectives and taking prompt and effective actions in managing an unexpected rapid decline in revenues due to global deterioration of economic and credit activity in 2009.

Equity Participation

The Company has in place a share option plan dated for reference March 22, 2006, as amended March 15, 2007 (the “Plan”). See “Stock Option Plan” below.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares of the Company on September 30, 2004 with the cumulative total return of the TSX Composite Index on September 30, 2004 to December 31, 2009. The graph also shows the total NEO compensation paid over the same period.

Note: No dividends have been declared on the Company’s Common Shares.

Equity Participation – Option Based Awards

Long term incentives are comprised of stock options. The Black-Scholes method is used to value stock options. The Compensation Committee is delegated the authority to grant stock options. Options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

SUMMARY COMPENSATION TABLE

The summary table below lists compensation paid to the NEOs during the Company’s two most recent annual financial periods ended December 31, 2008 and December 31, 2009, respectively. Amounts are expressed in Canadian dollars unless otherwise noted.

Named Executive Officer	Year(1)	Salary ($)	Option based awards(5) ($)	Non-equity incentive plan compensation		Pension value(4) ($)	All Other Compensation ($)	Total Compensation ($)
				Annual incentive plans ($)	Long- term incentive plans ($)
Russell E. Hallbauer (2)(4) President and CEO	2009 2008	450,000 500,000	1,356,550 94,336	225,000 Nil	Nil Nil	223,960 56,670	Nil Nil	2,255,510 651,006
Peter Mitchell (2)(3)(4) Chief Financial Officer	2009 2008	300,000 87,500	Nil 968,959	120,000 Nil	Nil Nil	71,004 5,917	Nil Nil	491,004 1,062,376
John W. McManus (2)(4) Senior VP of Operations	2009 2008	280,000 280,000	Nil 395,977	112,000 Nil	Nil Nil	57,804 4,817	Nil Nil	449,804 680,794
Brian Battison (2)(4) VP of Corporate Affairs	2009 2008	220,000 220,000	Nil 186,342	44,000 Nil	Nil Nil	56,704 4,817	Nil Nil	320,704 411,159
Scott Jones (2)(4) VP of Engineering	2009 2008	200,000 200,000	Nil 186,342	40,000 Nil	Nil Nil	71,004 5,917	Nil Nil	311,004 392,259

Notes:

1.

The reporting periods presented in the table above are the two twelve month financial periods ended December 31, 2008 and December 31, 2009 and the twelve month financial period ended September 30, 2007

2.

The salaries paid to Mr. Hallbauer, Mr. McManus, Mr. Battison and Mr. Jones for 2008 and 2007 were paid by Hunter Dickinson Services Inc and were invoiced to the Company at cost. Commencing January 1, 2009, the salaries for Messrs. McManus, Battison, Jones and Mitchell are paid directly by the Company.

3.

Mr. Mitchell was appointed Chief Financial Officer on September 15, 2008 to replace Jeffrey R. Mason, former Chief Financial Officer. The 2008 salary in the above table reflects the pro-rata portion of his annual base salary of $300,000.

4.

2008 pension plan value for Mr. Hallbauer reflects payments from January 1, 2008 to December 31, 2008. 2008 pension plan value for Mr. Mitchell, Mr. McManus, Mr. Battison and Mr. Jones are from December 1, 2008 to December 31, 2008. The 2009 pension plan value for Messrs. Hallbauer, Mitchell, McManus, Battison and Jones reflects payments from January 1, 2009 to December 31, 2009.

5.

Aside from the options granted to Mr. Hallbauer, there were no options issued to the other NEOs during fiscal 2009. The options granted in the 2008 and 2009 financial years were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

6.

Due to the Company’s change in fiscal year end, on September 3, 2008, from September 30 to December 31, the following information below reflects compensation paid to the NEOS for the fifteen months fiscal period ending December 31, 2008 which include Salary (A), Option based awards (B), Annual Incentive Plans (C), Pension value (D), Other Compensation (E) and Total Compensation (F) for the NEOs were as follows:

Mr. Hallbauer (A) = $792,500, (B) = $1,586,841, (C) = $180,000, (D) = $56,670, (E) = Nil, (F) = $2,616,011
Mr. McManus (A) = $382,500, (B) = $961,678, (C) = $50,000, (D) = Nil, (E) = Nil, (F) =$1,394,178
Mr. Jones (A) = $267,500, (B) = $454,993, (C) = $30,000, (D) = Nil, (E) = Nil, (F) =$752,493
Mr. Battison (A) = $275,000, (B) = $186,342, (D) = Nil, (E) = Nil, (F) =$461,342
Mr. Mitchell (A) = $87,500, (B) = $968,959, (C) = Nil, (D) =5,917, (E) = Nil (F) = $1,062,376

Incentive Plan Awards – Option-based Awards

The Company has an option-based awards plan and does not have any share based awards plan. The following table sets out all option-based awards outstanding as at December 31, 2009, for each NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(1) ($)
Russell E. Hallbauer(2)	780,000 202,500 1,250,000 587,500	1.15 1.00 1.15 1.71	09 – 28 – 2010 12 – 10 – 2013 01 – 12 – 2014 04 – 21 – 2014	2,574,000 698,625 4,125,000 1,609,750
Peter Mitchell(2)	425,000	1.00	12 – 10 – 2013	1,466,250
John W. McManus(2)	215,000 850,000	1.15 1.00	09 – 28 – 2010 12 – 10 – 2013	709,500 2,932,500
Brian Battison(2)	20,000 400,000	2.07 1.00	09 – 28 – 2010 12 – 10 – 2013	47,600 1,380,000
Scott Jones(2)	340,000	1.00	12 – 10 – 2013	1,173,000

Notes:

1.

The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2009 ($4.45 /share) underlying the option on the TSX and the exercise price of the options.

Subsequent to December 31, 2009, the following options were granted to the NEOs:

Name	Options granted	Grant Date	Expiry Date	Exercise Price
Hallbauer R.	300,000	Jan. 5, 2010	Jan. 5, 2015	$ 4.46
Mitchell P.	200,000	Jan. 5, 2010	Jan. 5, 2015	$ 4.46
McManus J.	200,000	Jan. 5, 2010	Jan. 5, 2015	$ 4.46
Battison B.	150,000	Jan. 5, 2010	Jan. 5, 2015	$ 4.46
Jones S.	150,000	Jan. 5, 2010	Jan. 5, 2015	$ 4.46

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan value vested (or earned) during the twelve months ended December 31, 2009, for each NEO:

Named Executive Officer	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Russell E. Hallbauer	212,625	Nil
Peter Mitchell	603,748	Nil
John W. McManus	892,499	Nil
Brian Battison	419,999	Nil
Scott Jones	419,999	Nil
Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Stock Option Plan

The Company has a share option plan in place dated for reference March 22, 2006, as amended March 15, 2007 (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its directors, executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives, employees, certain consultants and directors taking into account a number of factors, including the amount and term of options previously granted, base compensation and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

Material Terms of the Plan

Please refer to the Section “Securities Authorized For Issuance Under Equity Compensation Plans”.

PENSION PLAN BENEFITS

The Company has established a retirement compensation arrangement entitled the Taseko Mines RCA Trust (“RCA Trust”) to provide benefits to Mr. Hallbauer, Mr. Mitchell, Mr. McManus, Mr. Battison and Mr. Jones on or after retirement and in recognition of their long service. The RCA Trust is a registered defined contribution pension plan under the Canada Income Tax Act. The account balances under the RCA Trust are invested in accordance with the individual participants’ election from the investment options offered by the Trust. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

Named Executive Officer	Accumulated Value at January 1, 2009 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at December 31, 2009 ($)
Russell E. Hallbauer	56,670	223,960	Nil	280,630
Peter Mitchell	5,917	71,004	Nil	76,921
John W. McManus	4,817	57,804	Nil	62,621
Brian Battison	5,917	56,704	Nil	62,621
Scott Jones	5,917	71,004	Nil	76,921

Note: Retirement benefits plan premium for Mr. Hallbauer reflects payments from January 1, 2008 to December 31, 2009. Retirement benefits plan premium payments for Messrs. Mitchell, McManus, Battison and Jones are from December 1, 2008 to December 31, 2009.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written employment contracts are in place between the Company and Peter Mitchell (dated September 15, 2008), John McManus (dated March 10, 2008, as amended), Brian Battison (dated February 28, 2008, as amended) and Scott Jones (dated February 21, 2008, as amended). Under these agreements, Messrs. Mitchell, McManus, Battison and Jones are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. Under their agreements an amount equal to 12 months, in the case of Mr. Mitchell, and nine months in the case of Messrs. McManus, Battison and Jones, salary is payable in the event of a termination without cause other than in connection with a change of control as discussed below. Russell Hallbauer, the President and CEO of the Company, is currently employed by Hunter Dickinson Services Inc. (“HDSI”) and provides services to the Company under the terms of the corporate services agreement dated June 1, 2008 between the Company and HDSI. Please see “Management Contracts”.

Under the above-referenced agreements with Messrs. Mitchell, McManus, Battison and Jones, in the event of a change of control of the Company, if a termination without cause or a resignation occurs within 12 months following the change of control, Mr. Mitchell is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus, Mr. McManus is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus, Mr. Battison is entitled to receive, among other things, an amount equal to 24 months salary and accrued bonus, and Mr. Jones is entitled to receive, among other things, an amount equal to 24 months salary and accrued bonus, and all stock options held by these individuals will fully vest. The Company has also entered into a change of control agreement with Russell Hallbauer, the President and CEO of the Company dated March 17, 2009. Under this agreement, Mr. Hallbauer is entitled to receive, among other things, an amount equal to 32 months salary and accrued bonus, and all stock options held by Mr. Hallbauer will fully vest. Please see “Executive Compensation”.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2009, are as follows:

NEO		Termination Without Cause	Change of Control
Russell Hallbauer	Salary	$288,461	$1,333,334
	Bonus	Nil	$135,000
Peter Mitchell	Salary	$300,000	$750,000
	Bonus	Nil	Nil
John McManus	Salary	$210,000	$700,000
	Bonus	Nil	$84,000
Brian Battison	Salary	$165,000	$440,000
	Bonus	Nil	$66,000
Scott Jones	Salary	$150,000	$400,000
	Bonus	Nil	$60,000

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Each independent director of the Company, (namely, William Armstrong, T. Barry Coughlan, David Elliott, Wayne Kirk, Richard A. Mundie) are paid an annual director’s fee of $50,000, plus an additional fee of $7,500 for the Audit Committee Chairperson, and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with Hunter Dickinson Services Inc. (“HDSI”) are paid a fee through HDSI for their services based on time spent on the Company’s matters during the year.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s twelve months ended December 31, 2009 is:

Name of Director	Fees earned(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William Armstrong(3)	50,000	179,551	Nil	Nil	Nil	229,551
David Copeland(4)	Nil	155,656	Nil	Nil	Nil	155,656
Barry Coughlan (5)	53,000	146,098	Nil	Nil	Nil	199,098
Scott Cousens(6)	100,000	155,656	Nil	Nil	Nil	255,656
Robert Dickinson(6)	75,000	155,656	Nil	Nil	Nil	230,656
David Elliott(7)	57,500	155,656	Nil	Nil	Nil	213,156
Wayne Kirk(8)	53,000	155,656	Nil	Nil	Nil	208,656
Richard A. Mundie(9)	Nil	Nil	Nil	Nil	Nil	Nil
Ronald Thiessen(6)	137,500	252,592	Nil	Nil	Nil	390,092

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees. The Company does not pay committee fees or meeting fees.
(2)	The dollar amount based on the grant date fair value of the award for a covered financial year.
(3)	Chairman Environmental, Health and Safety Committee
(4)	Director of Hunter Dickinson Services Inc.
(5)	Compensation Committee Chairman
(6)	Fees for Messrs. Cousens, Dickinson and Thiessen are paid by Hunter Dickinson Services Inc. and invoiced to the Company at cost.
(7)	Audit Committee Chairman
(8)	Governance and Nominating Committee Chairman.
(9)	Mr. Mundie was appointed director on December 7, 2009.

The following table sets out all option-based awards outstanding as at December 31, 2009, for each director.

Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options(3) ($)
William Armstrong(1)	100,000 126,000	1.15 1.71	01 – 12 – 2014 04 – 21 – 2014	330,000 345,240
David Copeland(1)	67,000 101,000	1.15 1.71	01 – 12 – 2014 04 – 21 – 2014	221,100 276,740
Barry Coughlan(1)	50,000 100,000 91,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	113,500 330,000 249,340
Scott D. Cousens(1)	17,000 100,000 101,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	38,590 330,000 276,740

Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options(3) ($)
Robert A. Dickinson(1)	50,000 100,000 101,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	113,500 330,000 276,740
David Elliott(1)	50,000 100,000 101,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	113,500 330,000 276,740
Wayne Kirk(1)	50,000 100,000 101,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	113,500 330,000 276,740
Richard A. Mundie(1)	Nil	Nil	Nil	Nil
Ronald Thiessen(2)	75,000 125,000 170,000	2.18 1.15 1.71	03 – 28 – 2011 01 – 12 – 2014 04 – 21 – 2014	170,250 412,500 465,800

Notes:

(1)

Subsequent to December 31, 2009, options to purchase 100,000 Common Shares at an exercise price of $4.46 per Common Share expiring January 5, 2015 were granted to Messrs. Armstrong, Copeland, Coughlan, Cousens, Dickinson, Elliott, Kirk and Mundie.

(2)	Subsequent to December 31, 2009, options to purchase125,000 Common Shares at an exercise price of $4.46 per Common Share expiring January 5, 2015 were granted to Mr. Thiessen.

(3)

The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2009 ($4.45/share) underlying the options on the TSX and the exercise price of the options.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2009, for each director.

Name	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Armstrong	Nil	Nil
David Copeland	Nil	Nil
Barry Coughlan	Nil	Nil
Scott D. Cousens	Nil	Nil
Robert A. Dickinson	Nil	Nil
David Elliott	Nil	Nil
Wayne Kirk	Nil	Nil
Ronald Thiessen	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares at the vesting date and the exercise price of the option. As at the vesting dates, the market price of the shares was below the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In order to provide a non-cash incentive for directors, officers, employees and other service providers whose ongoing efforts are critical to the success of the Company, the directors adopted a Share Option Plan (the “Option Plan”) which shareholders were asked to ratify and approve at the Company’s annual meeting in 2006. Shareholders did so and certain amendments were subsequently ratified at the company’s annual meeting in March, 2007. Under the policies of the TSX, the continuation of the Option Plan requires shareholder approval at every third annual meeting of the Company, by ordinary resolution. Continuation of the Option Plan to June 16, 2012 was approved by the Company’s shareholders at the annual general meeting held June 16, 2009.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance under the Option Plan. Options up to this limit may be granted at the discretion of the Board, or its Compensation Committee, to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued shares on which the 10% applies, increases.

At the date of mailing this Information Circular, options to purchase an aggregate of 12,162,301 Common Shares were outstanding, representing approximately 6.5% of issued and outstanding Common Shares.

The Board is of the view that the Option Plan provides the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The material terms of the Option Plan are:

The exercise price of an option will be set by the Board at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Option Plan and rules of the TSX, is based on the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume

An Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

An option may be exercisable for a maximum of 10 years from the effective date under the plan, although options have generally been granted with a five year term .

Options may be granted subject to certain requirements such as remaining with the Company for a period after the grant. These conditions are called “vesting conditions”. Vesting of options is at the discretion of the Board, and will generally be subject to:

(i)

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; and/or

(ii) remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(b)

vested options normally expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

(c)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise them;

(d)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(e)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender the underlying Common Shares to such bid.

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Subject to provisions of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

With respect to the amendment of the Option Plan, none of the following actions will become effective without first obtaining disinterested shareholder approval:

(i)	Common Shares being issuable to insiders under the Option Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)

Common Shares being issuable to insiders under the Option Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period; and

(iii)	a reduction in the exercise price of an option to an insider or an extension of the term of an option granted hereunder benefiting an insider.

Subject to any necessary TSX approval, the Board may in its absolute discretion, and for avoidance of doubt, without further shareholders approval, amend or modify the Option Plan or any option granted as follows:

(1)	it may make amendments which are of a typographical, grammatical or clerical nature;

(2)	it may change the vesting provisions of an option granted under the Option Plan;

(3)	it may change the termination provision of an option granted under the Option Plan which does not entail an extension beyond the original expiry date of such option;

(4)	it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the shares reserved under the Option Plan;

(5)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(6)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(7)	it may make such amendments as reduce, and to not increase, the benefits of the Option Plan to service providers.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	10,384,635	$1.40	7,907,831
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,384,635	$1.40	7,907,831

Note: Since December 31, 2009 options have been granted to directors and employees to purchase 1,925,000 Common Shares at an exercise price of $4.46 expiring on January 5, 2015, 1,043,500 Common Shares at an exercise price of $4.77 expiring on January 15, 2013, 150,000 Common Shares at an exercise price of $4.77 expiring on January 15, 2015, 210,000 Common Shares at an exercise price of $5.00 expiring on January 28, 2015, 100,000 Common Shares at an exercise price of $5.39 expiring on April 06, 2015 and 120,000 Common Shares at an exercise price of $4.59 expiring on February 16, 2015

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2009, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company which until recently was owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 (the “Agreement”).

Pursuant to the Agreement an aggregate of approximately $2.7 million was paid directly by the Company to HDSI for services rendered during the fifteen months fiscal period ended December 31, 2009.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	To elect directors for the Company for the ensuing year.

2.	To appoint the auditor for the Company for the ensuing year.

3.	To approve continuation of the Company’s Shareholder Rights Plan Agreement, as amended and restated May 13, 2010; and

4.	To approve amendments to the Articles of the Company to allow for direct registration of securities.

A. Amended and Restated Shareholder Rights Plan

Effective February 15, 2007 the Board adopted a shareholder rights plan (“2007 Plan”) which was approved by shareholders on March 15, 2007. Under its terms, the 2007 Plan expires effective as of June 16, 2010 at the completion of the Meeting unless the shareholders of the Company approve its continuation. In May 2010 the Board decided to amend the 2007 Plan to take into account recent legal developments in respect of such plans and, accordingly, the Board is presenting for approval by shareholders an amended and restated plan rather than merely a resolution ratifying continuation of the 2007 Plan.

Accordingly, the Board has approved adoption of a 2010 shareholder rights plan agreement (the “2010 Rights Plan”) as amended and restated between the Company and Computershare Investor Services Inc., as Rights Agent, effective May 13, 2010 (the “Effective Date”). The Board’s objective in adopting the 2010 Rights Plan, as amended and restated, is to ensure the fair treatment of Shareholders in connection with any take-over bid for Common Shares of the Company. The 2010 Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The TSX granted conditional approval of the 2010 Rights Plan on May 10, 2010, but the Company must obtain shareholder approval to the 2010 Rights Plan prior to it becoming effective.

Purpose of Rights Plan

The primary objective of the 2010 Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the 2010 Rights Plan is a summary only. Reference is made to full text of the 2010 Rights Plan, a copy of which will be filed on SEDAR immediately upon approval by the TSX. As well, a copy of the 2010 Rights Plan will be available for inspection at the Meeting.

Issue of Rights

The Company will, assuming approval of the 2010 Rights Plan resolution, issue one right (a “Right”) in respect of each Common Share outstanding at the close of business (5:00 p.m.) on a date shortly after the Meeting to be determined by the Company in consultation with the TSX and Computershare. These rights will be subject to cancellation of rights under the 2007 Plan. The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the 2010 Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $40.00 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the 2010 Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the 2010 Rights Plan where:

(a)	the securities have been deposited or tendered to that person pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	immediately after the Company’s annual meeting of shareholders to be held in 2013 unless at such meeting the duration of the 2010 Rights Plan is extended.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid; and that no Common Shares will be taken up or paid for unless, at such date, more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Common Shares will be taken up or paid for under the bid: (i) for at least 60 days following the commencement of the bid; (ii) after such date, more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Common Shares may be deposited pursuant to such take-over bid at any time during the 60 day period described in (1)(i) of this paragraph, that any Common Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Common Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such 50% deposit and such take-over bid is to remain open for deposits and tenders of Common Shares for a minimum of 10 business days from the date of such public announcement;

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Common Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Subject to prior consent of the holders of Common Shares or Rights, all (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the 2010 Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the 2010 Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the 2010 Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the 2010 Rights Plan with respect to a particular bid, it will be deemed to have waived the 2010 Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the 2010 Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the 2010 Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the 2010 Rights Plan. In addition, any supplement or amendment to the 2010 Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the 2010 Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

In accordance with TSX policies, the 2010 Rights Plan must be approved by a majority of the votes cast at the Meeting within six months of the adoption of the 2010 Rights Plan by the Board.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“Resolved that:

(a) the Shareholder Rights Plan Agreement (the “2010 Rights Plan”), as amended and restated as of May 13, 2010, as described in the Company’s Information Circular for the June 16, 2010 annual general meeting, be and is hereby ratified and approved;

(b) the Company be authorized to abandon the 2010 Rights Plan if the Company’s Board of Directors deems it appropriate and in the best interests of the Company to do so; and

(c) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends Shareholders vote in favor of the ratification and approval of the 2010 Rights Plan. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the ordinary resolution.

A copy of the 2010 Shareholder Rights Plan Agreement can be obtained by contacting the Company. A copy will also be available for review at the Meeting.

B.     Alteration to Articles

General

At the Meeting, Shareholders will be asked to approve certain alterations to the Company’s current Articles. The alterations are considered necessary to ensure that the Company’s corporate charter facilitates the use of uncertificated shares and electronic record keeping systems currently in use worldwide and which are being increasingly adopted in Canada.

The proposed alterations to the Company’s current Articles are necessary as a result of amendments to the British Columbia Business Corporations Act (the “BCA”) which permit the use of electronic record-keeping and uncertificated securities. With the amendments to the BCA and as a result, the Company wishes to alter sections 2.2, 2.3, 2.5, 5.1, 5.2 and 5.4 of its Articles. The alterations are intended to modernize the Company’s corporate charter to more readily permit the use of uncertificated shares and electronic trading.

The material concerns arising from the amendments to the BCA and which are reflected in the proposed alterations to the Articles include the following:

1.

If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate. Shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

2.

Currently, the Articles provide that for a share transfer to be effective the Company must receive a “duly signed instrument of transfer”. In electronic delivery, in certain circumstances where transfers are effected by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company. The alterations permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a written instrument of transfer.

3.

Currently, the Articles provide that the instrument of transfer must be in the form approved by the directors. The alterations make the acceptance of the form of instrument of transfer by providing that the instrument of transfer be in a form either approved by the directors or by the transfer agent and registrar of the Company.

A complete copy of the proposed amended Articles, incorporating all deletions and additions, will be available for review at the Meeting. The Articles in their proposed amended form are also available upon request from the Secretary of the Company, Trevor Thomas, at (604) 684-6365.

Shareholder Approval of the Alterations to the Articles

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the following special resolution approving alteration of the Company’s Articles as set forth in Schedule “A” to this Information Circular.

“Resolved that:

(a)

the existing Articles of the Company be altered, substantially in the form as set out in Schedule “A” to the Information Circular for the Meeting, subject to such non material requirements as may be reasonably required by legal counsel or the regulatory authorities;

(b)

any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise all such documents and to do all such other acts or things as such director or officer may determine necessary or advisable in connection with such alterations to the Company’s Articles, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination; and

(c)	the directors of the Company have the right to revoke this resolution.”

A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of that resolution either in person or by proxy.

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon filing the amended Articles together with the signed Minutes approving the Articles as amended being filed in the Company’s corporate records book.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information circular and in the audited financial statements for the years ended December 31, 2009, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 13, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer

SCHEDULE “A”

ALTERATIONS TO THE ARTICLES OF
TASEKO MINES LIMITED

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if thought fit, pass, with or without variation, a special resolution to approve alteration of the Company’s current Articles pursuant to section 259(6) of the Business Corporations Act (British Columbia), as follows:

1. Article 2, Shares and Share Certificates

(a)       amend clause 2.2 to read as follows:

“Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.2      Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled on request, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to a duly authorized agent of one of them will be sufficient delivery to all. The Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.”

(b)    amend clause 2.3 to read as follows:

“Delivery by Mail

 2.3 A share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share, may be sent to the shareholder by mail at the shareholder’s registered address or to the shareholder’s duly authorized agent and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.”

(c)      amend clause 2.5 to read as follows:

“Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.5 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if the requirements of the Act are satisfied and it receives:

(a)      proof satisfactory to it of the loss, theft or destruction; and
(b)      any indemnity the directors consider adequate.”

2. Article 5, Share Transfers

(a)    amend clause 5.1 to read as follows:

“Registering Transfers

5.1 A transfer of a share must not be registered unless the Company, or the Company’s transfer agent or registrar for the class or series of shares to be transferred has received:”

(b)    amend clause 5.1 (a) to read as follows:

“(a)    except as exempted by the Act, a ~~duly signed proper~~ written instrument of transfer in respect of the share (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;”

(c)    amend clause 5.1 (b) to read as follows:

“(b)    if a share certificate or non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate or acknowledgement ~~is surrendered to the Company~~; and”

(d)    add clause 5.1 (c) as follows:

“(c)    such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and the right of the transferee to have the transfer registered.”

(e)    amend clause 5.2 to read as follows:

“Form of Instrument of Transfer

5.2    The instrument of transfer in respect of a share must be either in the form, if any, on the back of the Company’s share certificates for shares of that class or series or in some other form approved by the directors or by the transfer agent or registrar for those shares from time to time.”

(f) amend clause 5.4 to read as follows:

“Signing of Instrument of Transfer

5.4   If a shareholder, or shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

(a)    in the name of the person named as transferee in that instrument of transfer; or

(b)    if no person is so named, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.”